

July 22, 2024

Hyung Heon Kim
Chief Executive Officer
NeuroBo Pharmaceuticals, Inc.
545 Concord Avenue, Suite 210
Cambridge, Massachusetts 02138

> **Re: NeuroBo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2024**
> **File No. 333-280865**

Dear Hyung Heon Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua W. Damm